OD
5/30/14

SECUR ... ION

14041009

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC
Mail Processing
Section

MAY 2 9 2014

Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Creek Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 N. Water Street
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn P Preisler (414) 226-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
6/4/14

OATH OR AFFIRMATION

I, Shawn P. Preisler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Creek Securities, Inc., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Jody A Robinson
Notary Public 5/28/2014 State of WI County of Milwaukee expires 8/2/2015

Jody A. Robinson NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CEDAR CREEK SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2014

Cedar Creek Securities, Inc.
Table of Contents

Year Ended March 31, 2014

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
WENDY L. HANSON
JEFFERY J. OTTO

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of Cedar Creek Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Cedar Creek Securities, Inc. (a Wisconsin corporation), which comprise the statement of financial condition as of March 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Creek Securities, Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has lost a significant portion of its revenue. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the accompanying computation of net capital and aggregate indebtedness schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the accompanying computation of net capital and aggregate indebtedness schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Wallhoring, Bozhmg & Co S.C.

Waukesha, Wisconsin
May 15, 2014

Cedar Creek Securities, Inc.
Statement of Financial Condition
March 31, 2014

Assets

		2014
Current Assets		
Cash, cash equivalents and clearing	$	652,784
Receivables - other		220,908
Prepaid expenses		7,757
Total Current Assets		881,449
Property and Equipment		
Office furniture, fixtures, and equipment		40,231
Leasehold improvements		715
Capitalized lease		16,567
Less: accumulated depreciation		(32,350)
Net Property and Equipment		25,163
Other Assets		
Deposits		7,127
Organization costs		26,120
Less: accumulated amortization		(9,022)
Total Other Assets		24,225
Total Assets	$	930,837

See notes to financial statements.

Cedar Creek Securities, Inc.
Statement of Financial Condition
March 31, 2014

Liabilities and Stockholders' Equity

		2014
Current Liabilities		
Accounts payable	$	30,752
Accrued commissions payable		14,099
Total Current Liabilities		44,851
Total Liabilities		44,851
Stockholders' Equity		
Common stock		1,927,752
Retained earnings (deficit)		(1,005,586)
Treasury stock		(36,180)
Total Stockholders' Equity		885,986
Total Liabilities and Stockholders' Equity	$	930,837

See notes to financial statements.

Cedar Creek Securities, Inc.
Statement of Income
Year Ended March 31, 2014

	2014
Revenue	
Commissions	$ 1,096,143
Investment advisory fees	374,568
Other income	92,984
	1,563,695
Expenses	
Amortization	1,741
Bank service charges	81
Clearing charges	117,046
Commissions	50,510
Depreciation	6,084
Donations	2,200
Dues & subscriptions	2,038
Employee benefits	62,873
Equipment and furniture rental	9,318
Equipment repairs and maintenance	5,241
Insurance	4,003
Marketing	547
Occupancy	111,095
Office supplies	5,457
Payroll	980,251
Payroll processing fees	6,194
Payroll taxes	59,153
Pension expense	15,411
Personal property taxes	1,469
Postage and delivery	4,369
Professional development	60
Professional services	67,639
Registration fees and licenses	32,473
Travel & entertainment	3,357
Total Expenses	1,548,610
Net Income	$ 15,085

See notes to financial statements.

Cedar Creek Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended March 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Treasury Stock	Total Stockholders' Equity
Balance, March 31, 2013	$ 1,927,752	$ -	$ (1,020,671)	$ (11,180)	$ 895,901
Purchase of common stock for treasury	-	-	-	(25,000)	(25,000)
Net income	-	-	15,085	-	15,085
Balance, March 31, 2014	$ 1,927,752	$ -	$ (1,005,586)	$ (36,180)	$ 885,986

See notes to financial statements.

Cedar Creek Securities, Inc.
Statement of Cash Flows
Year Ended March 31, 2014

	2014
Cash Flows from Operating Activities	
Net Income	$ 15,085
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	7,825
Changes in operating assets and liabilities	
Prepaid expenses	(825)
Receivable - other	(220,908)
Accounts payable	21,684
Accrued commissions payable	(40,395)
Net Cash Used in Operating Activities	(217,534)
Cash Flows from Investing Activities	
Purchases of property and equipment	(1,200)
Net Cash Used in Investing Activities	(1,200)
Cash Flows from Financing Activities	
Purchase of common stock for treasury	(25,000)
	-
Net Cash Used in Financing Activities	(25,000)
Net Decrease in Cash	(243,734)
Cash - Beginning of year	896,518
Cash - End of year	$ 652,784

Supplementary Disclosures of Cash Flow Information

Cash paid during the period for	
Interest	$ -
Income Taxes	$ -

See notes to financial statements.

Cedar Creek Securities, Inc.
Notes To Financial Statements
Year Ended March 31, 2014

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 22, 2001. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Property and Equipment

Property and equipment are recorded at cost. Expenditures which significantly increase values or extend useful lives are capitalized, whereas expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over various lives between five and ten years.

Organization Costs

Organization costs are amortized using the straight line method over fifteen years.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be uncollectible. During the fiscal year ended March 31, 2014, there were no write-offs recorded.

Income Taxes

The Company is no longer subject to U.S. federal income tax examinations for years ending before March 31, 2011. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before March 31, 2010.

Note 1 - Summary of Significant Accounting Policies (continued)

The Company has federal and state net operating loss carry forwards as of March 31, 2014, that will expire over the following years:

Year Ending March 31,	Amount
2017	$ 4,461
2018	7,980
2019	25,986
2020	27,713
2021	3,094
2022	10,876
2023	538
2024	164,648
2025	181,200
2026	87,497
2027	226,214
2028	259,528
Total	$ 999,735

The Company has a potential deferred tax asset of approximately $429,886 due to these net operating loss carry forwards, but due to the uncertainty of realizing these net operating losses, a reserve is set up for the same amount as the asset. Therefore, there is no balance sheet asset reported.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred. During the fiscal year ended March 31, 2014, $547 was expensed for advertising and marketing.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, the Company's net capital and required net capital were $607,805 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 7%.

Note 3 - Lease Commitment

Under the terms of noncancellable leases for office space, office equipment and office furniture, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2015	$ 77,718
2016	79,261
2017	80,844
2018	82,467
2019	84,130
Thereafter	28,230
Total	$ 432,650

Note 4 - Common Stock Recapitalization

As of March 31, 2007, common stock consisted of 9,000 authorized, 9,000 issued and outstanding $.01 par value shares, respectively. On October 29, 2007, the Company issued a private placement memorandum and a stock recapitalization. On April 30, 2009, the Company issued a second private placement memorandum. On May 24, 2011, the Company issued a third private placement memorandum. As of March 31, 2014, authorized capital stock consists of 20,000,000 shares of no par value common stock and 2,000,000 shares of no par value preferred stock. As of March 31, 2014, 6,621,333 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 6 - Treasury Stock

The Company repurchased 3,000 shares of common stock for the outstanding receivable of a shareholder during the fiscal year ended March 31, 2006, for $11,180. The Company is using the cost method to account for the treasury stock. As a result of the October 29, 2007 private placement memorandum and stock recapitalization, the 3,000 shares were exchanged for 1,200,000 shares and remain in the treasury as of March 31, 2014. The Company repurchased 20,000 shares of common stock from one shareholder during the fiscal year ended March 31, 2014 for $25,000. As of March 31, 2014 there were 1,220,000 shares remaining in treasury stock.

Note 7 - Going Concern

The Company's future revenue has been impacted by a significant loss of customers. Approximately 75% of the Company's revenue will be lost and based on the loss of revenue the Company will not be able to continue to meet its obligations. The Company started losing the clients before year end and continued to lose clients after year end. Management believes there is substantial doubt about the Company's ability to continue as a going concern. Management and the Company's attorneys are in the process of evaluating the options available to the Company.

Note 8 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended March 31, 2014 through May 15, 2014, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred except as described in Note 7, the nature of which would require disclosure.

Cedar Creek Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
Year Ended March 31, 2014

	2014
Net Capital Computation	
Stockholders' equity at year end	$ 885,986
Deductions:	
Nonallowable assets:	
Prepaid expenses	(7,757)
Net property and equipment	(25,163)
Other assets	(24,225)
Receivables - other	(220,908)
Haircuts on security positions	(128)
Net Capital	$ 607,805
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,990
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness	
Total liabilities	$ 44,851
Aggregate Indebtedness	$ 44,851
Percentage of Aggregate Indebtedness to Net Capital	7%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 637,100
Changes due to audit:	
Increase in accounts payable	(29,295)
Net Capital	$ 607,805

See notes to financial statements.

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
WENDY L. HANSON
JEFFERY J. OTTO

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors
Cedar Creek Securities, Inc.

In planning and performing our audit of the financial statements of Cedar Creek Securities, Inc. as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered Cedar Creek Securities, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Cedar Creek Securities, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Cedar Creek Securities, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Cedar Creek Securities, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cedar Creek Securities, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Cedar Creek Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

Phone: (262) 548-0444 **Fax: (262) 548-0935** **Web Page: www.wbcosc.com** **Email: edw@wbcosc.com**

of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Cedar Creek Securities, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolkowicz, Bosberg & Co S.C.

Waukesha, Wisconsin
May 15, 2014